NEWS RELEASE

INNEXUS BIOTECHNOLOGY ANNOUNCES LAW SUIT AGAINST

A. CHARLES MORGAN AND DAVID MORGAN

SCOTTSDALE, Arizona, December 11, 2007 - InNexus Biotechnology Inc. (TSX V:  IXS / OTCBB: IXSBF) announced that it has sued former President and CEO A. Charles Morgan and former Technology Management Representative David Morgan.

InNexus’ claims against A. Charles Morgan include, among others, breach of fiduciary duty and misuse of company funds arising out of conduct alleged to have occurred while Morgan was an officer and director of the company.

InNexus’ claims against David Morgan arise out of his alleged unauthorized access to InNexus’ computer network.  A. Charles Morgan and David Morgan are father and son.

InNexus filed its complaint on November 28, 2007 in the Maricopa County Superior Court in Phoenix, Arizona (Case No. CV2007-022125) and amended it on December 6, 2007 to add the claims against David Morgan.

With its lawsuit, InNexus is seeking damages and other remedies.  “We take this matter very seriously, and intend to pursue it vigorously and to a favorable conclusion,” said Jeff Morhet, Chairman and Chief Executive Officer of InNexus Biotechnology Inc.

About InNexus
InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking technology (DXL™) improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.innexusbiotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors,

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

Jeff Morhet

President & CEO

Contacts

InNexus Biotechnology Inc. Jeff Morhet, 480-862-7500 President & Chief Executive Officer jmorhet@ixsbio.com	The Investor Relations Group Christine Berni/Joe Triunfo, 212-825-3210 cberni@investorrelationsgroup.com jtriunfo@investorrelationsgroup.com

Endnotes

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